UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 15, 2017

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 1. Entry into a Material Definitive Agreement

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION.

On December 15, 2017, Med-X, Inc., a Nevada corporation (“Med-X”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pacific Shore Holdings, Inc., a Delaware corporation (“Pacific Shore”), and Med-X Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Med-X (“Merger Sub”), by which Med-X has agreed to acquire Pacific Shore (the “Merger”). The Merger Agreement has been approved by the Board of Directors of both Med-X and Pacific Shore.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the Merger shall become effective upon the filing of the DE-Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Section 252 of the Delaware General Corporations Law (“DGCL”).

Subject to the terms and conditions of the Merger Agreement, the shares of common stock, par value $0.001 per share, of Pacific Shore (the “Pacific Shore Common Stock”), owned by the stockholders of Pacific Shore (other than shares of Pacific Shore Common Stock as to which appraisal rights are perfected pursuant to the applicable provisions of the DGCL and not withdrawn or otherwise forfeited) (the “Stockholders”), shall, by virtue of the Merger and without any action on the part of the Stockholders, be converted into the right to receive the number of shares of common stock, par value $0.001 per share of Med-X (the “Med-X Common Stock”) which shall be equal to one share of Med-X Common Stock for every two shares of Pacific Shore Common Stock, rounded to the nearest whole number. No fractional shares of Med-X common stock will be issued as a result of the share exchange.

Notwithstanding anything else herein to the contrary, Med-X Common Stock to be issued among the holders of Pacific Shore Common Stock in the Merger will not be issued to more than 35 holders of Pacific Shore Common Stock who are not “Accredited Investors” as defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended, based on Consent Agreements (as defined in Article IV of the Merger Agreement), Stockholder Questionnaires attached thereto as Exhibit 1, and the historical records of Pacific Shore. Med-X will accept non-Accredited Investors up to 35 in the order of the size of their shareholdings in Pacific Shore. Non-Accredited Investors in excess of 35 who are holders of Pacific Shore Common Stock will have appraisal rights in accordance with the DGCL.

Each share of Pacific Shore Common Stock and Pacific Shore Series A Preferred Stock (collectively, the “Pacific Shore Stock”) held in the treasury of Pacific Shore immediately prior to the Effective Time shall be cancelled in the Merger and cease to exist, and each share of outstanding Series A Preferred Stock of Pacific Shore outstanding immediately prior to the Effective Time will be cancelled in the Merger and cease to exist.

At the Closing, as defined in the Merger Agreement, Med-X covenants to issue to Matthew Mills, founder of Med-X, 10,000 shares of newly authorized Series A Preferred Stock conferring on Mr. Mills voting control of the total issued and outstanding voting stock of Med-X. The newly authorized Series A Preferred Stock of Med-X to be issued to Mr. Mills will have the rights, preferences and privileges expressed in the Certificate of Designation of Med-X for the Series A Preferred Stock, a copy of which is attached as Exhibit E to the Merger Agreement and as Exhibit 3.1 of this Report.

At the Closing, Matthew Mills will tender approximately 45,700,000 shares of common stock of Med-X owned by him, and Pacific Shore will tender 9,450,000 shares of Med-X owned by it, to Med-X for retirement and cancellation.

The Merger Agreement contains certain termination rights for both Med-X and Pacific Shore if the Merger does not Close on or before March 31, 2018, unless such failure to Close is caused by a breach of this Merger Agreement by a party to the Merger Agreement.

A copy of the Merger Agreement is attached as Exhibit 7.1 to this Report and incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

Additional Information:

Pacific Shore, its directors and certain of its executive officers may be considered participants in the solicitation of share exchange in connection with the proposed transaction. Investors are urged to read the Med-X Offering Circular which includes detailed risk factors.

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Item 9. Exhibits

Exhibit Number	Description

3.1	Certificate of Designation of the newly authorized Series A Preferred Stock.

7.1	Agreement of Merger and Plan of Reorganization, dated December 15, 2017, by and among Med-X, Inc., Med-X Acquisition Corp., and Pacific Shore Holdings, Inc.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC. (Exact name of issuer as specified in its charter)

Date: December 21, 2017	By:	/s/ Matthew Mills
Matthew Mills
President

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